COMPARISON OF FY09 AND FY08

1. Summary of Changes in Sales or Income

	2009	2008	Decreased Amount	Decrease Rate
	(Thousand KRW)	(Thousand KRW)	(Thousand KRW)	(	%)

Sales	26,953,944,911	30,642,409,499	-3,688,464,588	-12.04
Operating Income	3,147,998,301	6,540,059,290	-3,392,060,989	-51.87
Earnings Before Taxes	3,582,524,253	5,829,530,590	-2,247,006,337	-38.55
Net Income	3,172,263,501	4,446,933,280	-1,274,669,779	-28.66

2. Financial Status of FY09 compared with FY08

	2009	2008
	(Thousand KRW)	(Thousand KRW)
Total Asset	39,992,764,985	37,033,453,847
Total Liability	9,041,474,375	9,249,796,618
Total Shareholders’ Equity	30,951,290,610	27,783,657,229
Capital Stock	482,403,125	482,403,125
Total Shareholders’ Equity / Capital Stock (%)	6,416.1	5,759.4

3. Sales and Operating Income have decreased due to the decrease in sales price and sales volume.

4. Date of Board Resolution: January 14, 2010